Exhibit C

Peptinovo Biopharma, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Peptinovo Biopharma, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 27, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	350,498	59,735	649,330
Total Current Assets	350,498	59,735	649,330
Non-current Assets			
Equipment, net of Accumulated Depreciation	36,502	41,065	16,344
Intangible Assets: Patents, net of Accumulated Amortization	377,129	396,150	247,070
Total Non-Current Assets	413,631	437,215	263,414
TOTAL ASSETS	764,130	496,951	912,744
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	104,560	267,767	60,022
Accounts Payable - Related Party	159,699	-	-
Line of Credit - Related Party	125,000	-	-
Accrued Interest	421,720	-	-
Convertible Notes	3,755,900	-	-
Payroll Liabilities	4,051	3,562	2,824
Total Current Liabilities	4,570,930	271,329	62,846
Long-term Liabilities			
Line of Credit - Related Party	-	125,000	-
Accrued Interest	-	272,599	73,814
Convertible Notes	-	742,500	-
SAFE Notes (Future Equity Obligations)	1,878,158	1,878,158	1,679,158
SAFE Notes (Future Equity Obligations) - Related Party	123,700	-	-
Total Long-Term Liabilities	2,001,858	3,018,257	1,752,972
TOTAL LIABILITIES	6,572,787	3,289,586	1,815,818
EQUITY			
Common Stock	382	337	300
Additional Paid-in Capital	9,985	9,580	420
Accumulated Deficit	(5,819,024)	(2,802,552)	(903,793)
Total Equity	(5,808,657)	(2,792,635)	(903,073)
TOTAL LIABILITIES AND EQUITY	764,130	496,951	912,744

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	-	12,138	3,625
General and Administrative	504,755	102,324	226,655
Research and Development	2,285,984	1,536,736	153,648
Rent and Lease	21,017	21,445	14,400
Depreciation	4,563	4,563	-
Amortization	30,100	23,605	12,836
Total Operating Expenses	2,846,419	1,700,811	411,164
Operating Income (loss)	(2,846,419)	(1,700,811)	(411,164)
Other Income			
Interest Income	1,546	1,972	200
Total Other Income	1,546	1,972	200
Other Expense			
Interest Expense - Related Parties	30,518	1,134	-
Interest Expense	141,082	198,785	85,111
Total Other Expense	171,600	199,919	85,111
Earnings Before Income Taxes	(3,016,473)	(1,898,758)	(496,075)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(3,016,473)	(1,898,758)	(496,075)

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Beginning Balance at 1/1/2021	3,000,000	300	420	(407,718)	(406,998)
Net Income (Loss)	-	-	-	(496,075)	(496,075)
Ending Balance 12/31/2021	3,000,000	300	420	(903,793)	(903,073)
Execution of Options & Warrants	374,138	37	9,160	-	9,197
Net Income (Loss)	-	-	-	(1,898,758)	(1,898,758)
Ending Balance 12/31/2022	3,374,138	337	9,580	(2,802,552)	(2,792,635)
Execution of Warrants	450,000	45	405	-	450
Net Income (Loss)	-	-	-	(3,016,473)	(3,016,473)
Ending Balance 12/31/2023	3,824,138	382	9,985	(5,819,024)	(5,808,657)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(3,016,473)	(1,898,758)	(496,075)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	4,563	4,563	-
Amortization	30,100	23,605	12,836
Accounts Payable and Accrued Expenses	(163,207)	207,745	(7,714)
Accounts Payable - Related Party	159,699	-	-
Prepaid Expenses	-	-	12,354
Accrued Interest	149,121	198,785	73,814
Payroll Liabilities	489	738	2,824
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	180,764	435,436	94,114
Net Cash provided by (used in) Operating Activities	(2,835,708)	(1,463,322)	(401,961)
INVESTING ACTIVITIES			
Equipment	-	(29,284)	(16,344)
Patents	(11,078)	(172,685)	(150,373)
Net Cash provided by (used by) Investing Activities	(11,078)	(201,969)	(166,717)
FINANCING ACTIVITIES			
Proceeds from Issuance of Common Stock upon Option and/or Warrant Exercise	45	37	-
Additional Proceeds from Options and/or Warrant Exercise	405	9,160	-
Line of Credit - Related Party	-	125,000	-
Convertible Notes	3,013,400	742,500	-
SAFE Notes (Future Equity Obligations)	-	199,000	1,176,297
SAFE Notes (Future Equity Obligations) - Related Party	123,700	-	-
Net Cash provided by (used in) Financing Activities	3,137,550	1,075,697	1,176,297
Cash at the beginning of period	59,736	649,330	41,711
Net Cash increase (decrease) for period	290,763	(589,594)	607,618
Cash at end of period	350,498	59,736	649,330

Peptinovo Biopharma, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Peptinovo Biopharma, Inc. ("the Company") was incorporated in Delaware on April 9th, 2020. The Company was originally formed as a Michigan LLC on November 18th, 2013. The Company is developing a patented drug delivery platform to deliver existing chemotherapy drugs directly inside cancer cells, completely avoiding healthy nerve cells that are typically damaged by current delivery methods, eliminating chemotherapy side effects. The product is developed, funding is needed for testing and first-in-human use in 2024. This product will allow for new patent protection of successful and popular off-patent drugs like Paclitaxel, making it a desirable acquisition target for major pharmaceutical companies.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	10	45,628	(9,126)	-	36,502
Grand Total	**-**	**45,628**	**(9,126)**	**-**	**36,502**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patents	15	451,493	(74,365)	-	377,129
Grand Total	**-**	**451,493**	**(74,365)**	**-**	**377,129**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	-	$-
Granted	319,282	$-
Exercised	(74,138)	$-
Expired/cancelled	(2,500)	$-
Total options outstanding, December 31, 2022	242,644	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2023	242,644	$-
Options exercisable, December 31, 2023	223,200	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	319,282	$-
Vested	(256,282)	$-
Forfeited	(2,500)	$-
Nonvested options, December 31, 2022	60,500	$-
Granted	-	$-
Vested	(41,056)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	19,444	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021, 2022, and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
0.01	950,000	2032

A summary of the warrant activity for the years ended December 31, 2023 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2022	-	-
Grants	950,000	0.01
Exercised	(300,000)	0.01
Canceled	-	-
Outstanding at December 31, 2022	650,000	0.01
Grants	-	-
Exercised	(450,000)	0.01
Canceled	-	-
Outstanding at December 31, 2023	200,000	0.01
Vested and expected to vest at December 31, 2023	200,000	0.01
Exercisable at December 31, 2023	200,000	0.01

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Michigan. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company borrowed via a line of credit from a related party $50,000 in July of 2022, which was repaid in September of 2022. The Company borrowed various amounts including an additional $125,000 in 2022 and $150,000 in 2023. The balance was $125,000 as of December 31st, 2023. The payable accrues interest at 12% and is due on demand. The total interest accrued was $25,606 related to all borrowed amounts and the entire principal and interest was fully repaid in 2024.

The Company borrowed various amounts from 3 investors totaling $70,000. The loans accrued interest totaling $519 and were repaid in 2023.

The Company had an account payable due to a related party of $159,699. The amount does not accrue interest and is due on demand.

The Company borrowed $195,000 from an investor in August and September of 2023, which accrued interest of $5,527 and was fully repaid in December of 2023.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with a related party totaling $123,700. The SAFE agreements have no maturity date and accrues interest at 10%. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $9M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2024. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event. The notes contain valuation caps of $15M.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and accrues interest at 10%. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $9M.

See Note 3 – Related Party Transactions for details of related party loans and line of credit.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$3,880,900
2025	-
2026	-
2027	-
2028	-

Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of stock at a par value of $0.0001 per share. As of December 31st, 2023, 3,824,138 common shares are issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2024, the date these financial statements were available to be issued.

See Note 3 – Related Party Transactions for details of repayment of related party line of credit.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.